AB
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14049728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 18 2014

SEC FILE NUMBER
8- 66659

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GF Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2080 RINGLING BLVD, 3RD FLOOR
(No. and Street)

SARASOTA (City) FL (State) 34237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL J. HUSHEK III 941-441-1902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/25/14

OATH OR AFFIRMATION

I, Daniel J. Hushek III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GF Investment Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA SHUFORD
MY COMMISSION # EE092837
EXPIRES May 13, 2015
(407) 398-0153 FloridaNotaryService.com

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2013 and 2012
(With Report of Independent Registered
Public Accounting Firm Thereon)

FINRA
Financial Industry Regulatory Authority

March 4, 2014

Via First Class U.S. Mail and E-mail to djh@globalfinancialadvisory.com
Mr. Daniel H. Hushek, Chief Compliance Officer
G.F. Investment Services, LLC
2080 Ringling Blvd., 3rd Floor
Sarasota, FL 34237

RE: 2013 Annual Audit Report
G.F. Investment Services, LLC (CRD No. 132939)

Dear Mr. Hushek:

In reply to your letter dated February 25, 2014, please be advised that your request for an extension of time in which to file the required annual audited financial report as of March 3, 2014 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 17, 2014** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Sharon Frankel
Managing Regulatory Coordinator

SF:mb

cc: Sent via E-mail
Herani Dansamo ~ FINRA

Mr. Eric I. Bustillo, Regional Director
Miami Regional Office ~ SEC Regional Office
801 Brickell Ave., Ste. 1800
Miami, FL 33131

GF Investment Audit Ext Ltr Hushek 3-4-14 SF

GF INVESTMENT SERVICES, LLC

INDEX

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ▪ Clearwater, Florida 33762
Main: 727.572.1400 ▪ Fax: 727.571.1933 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Members
GF Investment Services, LLC

We have audited the accompanying financial statements of GF Investment Services, LLC, (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GF Investment Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

March 14, 2014
Clearwater, Florida

GF INVESTMENT SERVICES, LLC

Statements of Financial Condition

December 31, 2013 and 2012

Assets		2013	2012
Cash and cash equivalents	$	267,034	116,062
Deposits with clearing agency		138,587	88,695
Accounts receivable:			
Commissions		493,314	168,579
Registered representatives			15,463
Accrued interest receivable, related party		87,083	73,333
Prepaid expenses		105,878	77,053
Equipment, net of accumulated depreciation of $6,241 respectively		3,261	-
Note receivable, related party		250,000	250,000
	$	1,345,157	789,185
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	33,708	15,339
Accrued commissions		428,123	149,181
		461,831	164,520
Members' equity		883,326	624,665
	$	1,345,157	789,185

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2013 and 2012

		2013	2012
Revenue:			
Commissions	$	7,854,198	4,059,552
Registered representative fees		126,744	67,932
Interest income		13,826	13,855
		7,994,768	4,141,339
Expenses:			
Depreciation		-	2,960
Salaries, benefits and payroll taxes		701,063	412,279
Registered representative commissions		6,533,676	3,281,745
Advertising		32,486	-
Insurance		74,206	50,328
Office and other		84,991	58,590
Professional fees		80,023	95,754
Regulatory expenses		71,013	39,248
Rent		62,448	64,452
Telephone and utilities		14,542	16,064
Travel and entertainment		18,493	9,680
Web software access		63,166	49,487
		7,736,107	4,080,587
Net income	$	258,661	60,752

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Changes in Members' Equity

For the Years Ended December 31, 2013 and 2012

		Contributed Capital	Accumulated Earnings	Total
Members' equity at December 31, 2011	$	160,000	303,913	463,913
Contributions from Members		100,000	-	100,000
Net Income		-	60,752	60,752
Members' equity at December 31, 2012		260,000	364,665	624,665
Net income		-	258,661	258,661
Members' equity at December 31, 2013	$	260,000	623,326	883,326

The accompanying notes are an integral part of these financial statements.

GF INVESTMENT SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

		2013	2012
Cash flows from operating activities:			
Net income	$	258,661	60,752
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation		-	2,960
(Increase) decrease in operating assets:			
Deposits with clearing agency		(49,892)	(25,920)
Commissions receivable		(324,735)	(39,646)
Registered representatives receivable		15,463	12,178
Accrued interest receivable		(13,750)	(13,750)
Prepaid expenses		(28,825)	(24,703)
(Decrease) increase in operating liabilities:			
Accounts payable		18,369	4,887
Accrued commissions		278,942	(17,571)
Net cash provided by (used in) operating activities		154,233	(40,813)
Cash flows used in investing activities - Purchases of equipment, net		(3,261)	-
Cash flows provided by financing activities - Contributions from Members		-	100,000
Net increase in cash		150,972	59,187
Cash and cash equivalents at beginning of year		116,062	56,875
Cash and cash equivalents at end of year	$	267,034	116,062

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America and Malaysia. The Company transacts business through corresponding brokers and does not handle any customer securities.

The Company has entered into agreements with registered representatives. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the costs of the registered representatives are not included in the accompanying financial statements. The representatives receive a percentage of the gross dealer commissions paid to the Company on security based sales. The commission percentages paid to the registered representatives range from 10% to 100%.

(b) Revenue Recognition

The Company recognizes commission revenue in the period when the commissions are earned and services are rendered.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

(d) Commissions Receivable

Commissions receivable represent commissions earned but not received at year-end. The Company estimates the allowance for doubtful receivables based upon a review of the current status of existing receivables and management's estimate as to their collectability. No allowance for doubtful receivables was recorded at December 31, 2013 and 2012, as management believes all receivables to be fully collectible.

(e) Equipment, Net

Equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the years ended December 31, 2013 and 2012 was $0 and $2,960, respectively.

(1) Summary of Significant Accounting Policies – Continued

(f) Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its members in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, *Income Taxes* (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. The Company's tax returns generally are open for examination for the tax year ended December 31, 2010, and all subsequent years.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(2) Concentrations of Credit Risk and Major Customer Information

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains substantially all of its cash and cash equivalents in commercial depository accounts which are insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits exceed federally insured limits.

During 2013, approximately 51% of total revenue was generated by two customers. During 2012, approximately 39% of total revenue was generated by one customer.

(3) Deposits with Clearing Agency

As of December 31, 2013 and 2012, the Company had cash deposits of $138,587 and $88,695 respectively, in various firm accounts with a clearing agency. These accounts are not insured by the FDIC.

(4) Note Receivable

In September 2007, the Company loaned $250,000 to an affiliate, Global Financial Advisory, Inc. (GFA), a related party through common ownership. The promissory note bears interest at 5.5%, which was payable annually beginning in September 2008. The Company has subsequently deferred the payment of interest until maturity. Original terms of this note contained a stated maturity date of September 2012. The parties have verbally agreed to extend maturity on a monthly basis. As of December 31, 2013 and 2012, accrued interest receivable totaled $87,083 and $73,333, respectively.

(5) Related Party Operating Lease

The Company conducts its operations in a leased facility under an operating lease with a limited liability company related through common ownership. The lease requires monthly base payments of $3,333, with no escalations in payments, through December 31, 2016. The Company may, at its option, renew the lease for an additional term of five years under the same terms as the current lease.

Approximate future minimum lease payments under this lease are as follows:

Year	Amount
2014	$ 40,000
2015	40,000
2016	40,000

Related party rent expense under this lease for both years ended December 31, 2013 and 2012 was approximately $40,000.

(6) Other Related Party Transactions

The Company has an expense sharing agreement with GFA under which certain general and administrative costs for the Company and other related entities will be paid by GFA. The costs are allocated on the basis of headcount and the estimated percentage of annual work time certain employees are deemed to have dedicated to the Company. Other fees directly related to the Company paid by GFA are reimbursed at 100% of the costs incurred. Total cost allocated to the Company from GFA for the years ended December 31, 2013 and 2012, was $76,705 and $50,166, respectively. At December 31, 2013 and 2012, respectively, $7,624 and $0 of shared expense due to GFA was included in accounts payable on the accompanying statements of financial condition.

(7) Retirement Plan

On January 1, 2006, the Company adopted a SIMPLE-IRA plan covering all employees. The Company is required to match each employee's elective deferral on a dollar-for-dollar basis not to exceed 3% of the employee's compensation. Plan expense was $5,693 and $4,652 for the years ended December 31, 2013 and 2012, respectively.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees the clearing agent and financial operations and compliance management consultants against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Commitments and Contingencies

The Company is involved in various legal matters that arise during the ordinary course of business. Management is of the opinion that the ultimate resolution of these matters will not have a detrimental impact on the Company's financial position or results of operations.

(10) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $50,000 or 6.67% of aggregate indebtedness, terms as defined by the rule. At December 31, 2013, the Company had net capital of $437,104 which exceeded the net capital requirement by $387,104. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1 at December 31, 2013.

(11) Liabilities Subordinated to Claims of General Creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission is not presented since no such liabilities existed at December 31, 2013 and 2012, nor at any time during the years then ended.

(12) Exemption under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker-dealers, and who promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

GF INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net Capital		
Members' equity		$ 883,326
Deductions for non-allowable assets:		
Accrued interest receivable		(87,083)
Prepaid expenses		(105,878)
Equipment, net		(3,261)
Note receivable		(250,000)
Net capital		$ 437,104
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	$ 33,708	
Accrued commissions	428,123	
Total aggregated indebtedness	$ 461,831	
Ratio: Aggregate indebtedness to net capital		1.06 to 1
Minimum net capital requirement		$ 50,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013, as amended March 13, 2014) is not presented as there are no material differences.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ▪ Clearwater, Florida 33762
Main: 727.572.1400 ▪ Fax: 727.571.1933 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of GF Investment Services, LLC:

In planning and performing our audit of the financial statements of GF Investment Services, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of GF Investment Services, LLC as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated March 14, 2014. Due to limited staffing resources and implementation of new accounting systems, proper commission revenue and expense cutoff was not achieved. This material weakness led to the following:

- Inaccurate interim quarterly FOCUS Reports filings.
- Need for extension of time to complete and file annual audited financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, other than the material weakness described above which has been corrected by management, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

March 14, 2014
Clearwater, Florida

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members GF Investment Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by GF Investment Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating GF Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GF Investment Services, LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

March 14, 2014
Clearwater, Florida

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066659 FINRA DEC
GF INVESTMENT SERVICES, LLC
2080 RINGLING BLVD, 3RD FLOOR
SARASOTA, FLORIDA 34237-7041

AMENDED SIPC-7 FILING

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James B. Ahlfeld 212-485-598

2. A. General Assessment (item 2e from page 2) $ 14,742

B. Less payment made with SIPC-6 filed (exclude interest) (6,748)
7/31/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 7,994

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,994

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 351

H. Overpayment carried forward $(Paid $7,643 (2-27-14))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GF Investment Services, LLC
2080 Ringling Blvd., 3rd Floor
Sarasota, FL 34237
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CCO / CFO
(Title)

Dated the 13 day of March, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2013
and ending Dec. 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,994,768
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(2,084,135)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): BANK INTEREST INCOME (Deductions in excess of $100,000 require documentation)	(13,826)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	(2,097,961)
2d. SIPC Net Operating Revenues	$5,896,807
2e. General Assessment @ .0025	$14,742 (to page 1, line 2.A.)